VIASYSTEMS GROUP, INC.
101 South Hanley Road
St. Louis, Missouri 63105
April 5, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mark P. Shuman
Re:	Viasystems Group, Inc. Registration Statement on Form S-3 Registration Number 333-172657
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Viasystems Group, Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 5:00 p.m., Washington, D.C. time, on April 7, 2011, or as soon thereafter as practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of the securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 5, 2011

     Should you have any questions regarding this request, please contact Daniel J. Weber at (314) 746-2205, or by e-mail at dan.weber@viasystems.com.

Very truly yours, Viasystems Group, Inc.
By:	/s/ Daniel J. Weber
Daniel J. Weber
Vice President and General Counsel

cc:	R. Scott Cohen, Jones Day